Exhibit 12.1

Pike Electric Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Nine months ended, March 31, 2012	Fiscal Year Ended June 30,
		2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$16,009	$2,964	$(22,021)	$50,203	$33,232	$30,314
Add: Fixed charges	8,772	9,314	10,718	11,227	14,963	20,961
Less: Capitalized interest	(25)	(26)	(259)	(307)	(92)	(134)
Total earnings / (loss) before fixed charges	$24,756	$12,252	$(11,562)	$61,123	$48,103	$51,141

Fixed Charges:
Interest expense	$6,017	$6,608	$7,908	$9,258	$13,919	$19,799
Interest portion of rent expense	2,730	2,680	2,551	1,662	952	1,028
Capitalized interest	25	26	259	307	92	134

Total Fixed Charges	$8,772	$9,314	$10,718	$11,227	$14,963	$20,961

Ratio of earnings to fixed charges	2.8	1.3	*	5.4	3.2	2.4

*	Earnings for the fiscal year ended June 30, 2010 were inadequate to cover fixed charges. The coverage deficiency was $22.3 million.